United States

Securities And Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Arcus Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

03969F109

(CUSIP Number)

Terry Rosen, Ph.D.

Arcus Biosciences, Inc.

3928 Point Eden Way

Hayward, CA 94545

Telephone: (510) 694-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969F109

1.	Name of Reporting Persons. Terry Rosen, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,790,875 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,790,875 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,790,875 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.10% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,226,479 shares of Common Stock held directly by Dr. Rosen, 931,422 shares of Common Stock underlying options exercisable within sixty days of December 17, 2024 and 632,974 held in various trusts for which Dr. Rosen serves as the trustee. Numbers of shares are reported as of December 16, 2024.

(2)

Based on 91,511,609 shares of Common Stock that were outstanding on October 30, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed November 6, 2024, and an additional 931,422 shares of Common Stock which would be outstanding if all of Dr. Rosen’s options exercisable within 60 days were exercised.

CUSIP No. 03969F109

INTRODUCTION

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed to amend and supplement the statement on Schedule 13D relating to common stock, par value $0.0001 per share (the “Common Stock”) of Arcus Biosciences, Inc., a Delaware corporation (the “Issuer” or “Arcus”), as filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2020 (the “Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Initial Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Names:

(1)	Terry Rosen, Ph.D.

(b)	Residence or Business Address of Reporting Persons:

Arcus Biosciences, Inc.

3928 Point Eden Way

Hayward, CA 94545

(c)	Terry Rosen, Ph.D. is the Chief Executive Office and a director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Terry Rosen, Ph.D. - United States

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) As of December 16, 2024, Dr. Rosen beneficially owns 3,790,875 shares of Common Stock. This amount represents 4.10% of the Issuer’s outstanding Common Stock as of October 30, 2024 and includes 2,226,479 shares of Common Stock held directly by Dr. Rosen, 931,422 shares of Common Stock underlying options exercisable within sixty days of December 16, 2024 and 632,974 held in various trusts for which Dr. Rosen serves as the trustee. Dr. Rosen holds sole voting and investment power over these shares.

(c) On October 28, 2024, Dr. Rosen entered into a divorce settlement agreement with his ex-spouse (the “Settlement Agreement”) pursuant to which Dr. Rosen transferred 1,541,661 shares of Common Stock, 5,401 Restricted Stock Units and options to purchase 443,926 shares of Common Stock to his ex-spouse.

(d) Not applicable.

(e) This Amendment No. 1 is being filed to report that, as of the date hereof, Dr. Rosen no longer beneficially owns more than five percent of the Common Stock.

CUSIP No. 03969F109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2024	By:	/s/ Terry Rosen
Terry Rosen, Ph.D.